1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

March 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Williamson

Re:	Goldman Sachs BDC, Inc.

Preliminary Proxy Statement

File Number: 814-00998

Ladies and Gentlemen:

On behalf of Goldman Sachs BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments to the Company’s Preliminary Proxy Statement on Schedule 14A for its special meeting of stockholders to be held in May 2018 (the “Preliminary Proxy Statement”) raised by the staff (the “Staff”) of the Commission in a telephone conference between Jay Williamson of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1.	We note the disclosure on page 4 of the Preliminary Proxy Statement that the Company is not part of a “family of investment companies.” Please explain the basis for this statement.

Response:

The term “family of investment companies”, as defined in Item 22 of Schedule 14A (as well as within Form N-1/A and Form N-2), means “any two or more registered investment companies that: (A) Share the same investment adviser or principal underwriter; and (B) Hold themselves out to investors as related companies for purposes of investment and investor services.” The Company respectfully submits that business development companies are not registered investment companies within the meaning of the Investment Company Act and therefore cannot be part of a family of investment companies.

2.	We note that the authority sought by the Proposal would limit the Company to issuing shares of its common stock to an amount not in excess of 25% of its then outstanding common stock. As the amount of shares outstanding can vary over the course of the 12-month period (including due to issuances pursuant to the requested authority), this is less restrictive than a limit based on the number of shares currently outstanding. Please clarify the disclosure in this regard and additionally confirm there are no material conditions on the issuance of shares in the event stockholders approve the Proposal that are not disclosed.

United States Securities and Exchange Commission March 22, 2018 Page 2

Response:

As requested, the Company will include in the second paragraph under the heading “Proposal—Authorization to Sell or Otherwise Issue Shares of Common Stock Below Net Asset Value” in the definitive proxy statement a statement that “Because the number of shares that the Company may issue pursuant to this authorization is limited to 25% of the Company’s then outstanding common stock, rather than 25% of the Company’s shares outstanding as of the date of this proxy statement, the Company would be able to offer up to 25% of its then outstanding common stock on multiple occasions over the 12 months following approval of this Proposal. In addition, the number of shares that the Company can issue in any particular transaction will vary based on the number of shares outstanding at such time, which may be greater or less than 25% of the number of shares currently outstanding.”

In addition, the Company confirms that there are no other material conditions on the issuance of shares in the event stockholders approve the Proposal that are not disclosed.

3.	Please clarify the reference to “otherwise issue shares” and note whether it is limited to portfolio acquisitions. Please discuss the applicability of Note A to Schedule 14A to such other issuances.

Response:

The Company respectfully submits that the second sentence of the second paragraph under the heading “Proposal—Authorization to Sell or Otherwise Issue Shares of Common Stock Below Net Asset Value” already discloses that the authorization would include offerings in connection with acquisitions of portfolio companies or other BDCs. The Company hereby undertakes to include similar disclosure in the letter to stockholders included on the introductory page of the definitive proxy statement.

Note A to Schedule 14A provides that “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.” The example further provides that additional disclosures should be provided where the solicitation is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant’s security holders will not have a separate opportunity to vote upon the transaction.

As disclosed in the Preliminary Proxy Statement, the Company has no immediate plans to sell or otherwise issue any shares of its common stock at a price below NAV but is seeking authorization now to provide the Company with the flexibility to quickly react to future opportunities and market conditions. Because the Company has no immediate plans to sell or otherwise issue any

United States Securities and Exchange Commission March 22, 2018 Page 3

shares of its common stock at a price below NAV, the authorization being asked of its stockholders is not in connection with any acquisition of another specified company or any other currently contemplated transaction. Therefore, it is not possible to describe the transaction(s) in which such a sale or other issuance might occur and no other matter with respect to which information is required to be disclosed under Schedule 14A is currently implicated. As a result, the Company respectfully submits that the provisions of Note A to Schedule 14A are not applicable to the Proposal.

4.	Please disclose prominently that there is no maximum level of discount below NAV at which the Company may sell its shares.

Response:

As requested, the Company will include in the second paragraph under the heading “Proposal—Authorization to Sell or Otherwise Issue Shares of Common Stock Below Net Asset Value” in the definitive proxy statement a statement that “There is no maximum level of discount from NAV at which the Company may sell shares pursuant to this authority.”

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Joseph McClain, Goldman Sachs BDC, Inc.
Geoffrey R.T. Kenyon, Dechert LLP
Thomas J. Friedmann, Dechert LLP

22142274